UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Recursion Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

75629V104

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629V104	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,740,917 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 8,740,917 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,917 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Mamoura Diversified Global Holdings PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,740,917 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 8,740,917 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,917 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS MDC Capital Partners (Ventures) GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,062,869 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 7,062,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,062,869 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021

.

CUSIP No. 75629V104	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS MDC Capital Partners (Ventures), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,062,869 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 7,062,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,062,869 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS MIC Capital Partners (Public) (US) IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 - (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 - (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS MIC Capital Management UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,388,889 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,388,889 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,889 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (See Item 5)*
14	TYPE OF REPORTING PERSON IA

*	The calculation assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS MIC Capital Partners (Public) Parallel Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,388,889 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,388,889 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,889 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D related to the Common Shares of Recursion Pharmaceuticals, Inc. which was originally filed with the Commission on April 26, 2021 (the “Original 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”).

The Original 13D did not include MIC Capital Management UK LLP (“MIC UK”) as a Reporting Person. On November 1, 2021, MIC UK replaced MIC Capital Partners (Public) (US) IM, LLC (“MIC IM”) as the investment manager of MIC Capital Partners (Public) Parallel Cayman, LP (“MIC LP”), which directly holds 1,388,889 Common Shares. This Amendment No. 1 is being filed to reflect the replacement of MIC IM by MIC UK and to include MIC UK as a Reporting Person.

Except as set forth herein, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 1. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D.

Item 2. Identity and Background.

Item 2 of the Original 13D is hereby supplemented as follows:

MIC UK is a limited liability partnership incorporated in the United Kingdom.

The business address of MIC UK is Floor 7, 25 Berkeley Square, London, United Kingdom.

The principal business of MIC UK is investing in securities.

The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of MIC UK is listed on Schedule I hereto, which is incorporated herein by reference.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 3 hereto.

During the last five years, MIC UK has not, nor, to its knowledge, without independent verification, have any of the persons listed on Schedule I hereto (i)  been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby supplemented as follows:

On November 1, 2021, MIC UK replaced MIC IM as the investment manager of MIC LP.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 3 4 and 6 of this Schedule 13D, as amended is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 159,015,551 Common Shares outstanding as reported in the Quarterly Report filed by the Issuer with the Commission on August 13, 2021. Pursuant to Rule 13d-3 under the Act, (i) Mubadala and Mamoura beneficially own 8,740,917 Common Shares, which constitutes approximately 5.5% of the outstanding Common Shares, (ii) MDC GP and MDC LP beneficially own 7,062,869 Common Shares, which constitutes 4.4% of the outstanding Common Shares, (iii) MIC UK and MIC LP beneficially own 1,388,889 Common Shares, which constitutes approximately 0.9% of the outstanding Common Shares and (iv) MIC IM owns no Common Shares.

(c) Except as set forth in this Schedule 13D, there have been no transactions in the Issuer’s stock by the Reporting Persons during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) On November 1, 2021, MIC IM ceased to own any Common Shares.

Item 7. Material to Be Filed as Exhibits.

3.	Agreement of Joint Filing by Mubadala Investment Company PJSC, Mamoura Diversified Global Holdings PJSC, MDC Capital Partners (Ventures) GP, LP, MDC Capital Partners (Ventures), LP, MIC Capital Partners (Public) (US) IM, LLC, MIC Capital Management UK LLP and MIC Capital Partners (Public) Parallel Cayman, LP, dated as of November 4, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2021

Mubadala Investment Company PJSC

By: /s/ Samer Halawa

Name: Samer Halawa

Title: Chief Legal Officer

Mamoura Diversified Global Holdings PJSC

By: /s/ Samer Halawa

Name: Samer Halawa

Title: Chief Legal Officer

MDC Capital Partners (Ventures) GP, LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager

MDC Capital Partners (Ventures), LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager

MIC Capital Partners (Public) (US) IM, LLC

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: General Counsel

MIC Capital Management UK LLP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: General Counsel

MIC Capital Partners (Public) Parallel Cayman, LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager

SCHEDULE I

Schedule I to the Original 13D is hereby supplemented as follows:

MIC Capital Management UK LLP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Hani Barhoush	Chief Executive Officer, Disruptive Investments, Mubadala Investment Company; Chief Executive Officer, Mubadala Capital	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Rodney Wayne Cannon	General Counsel, Mubadala Capital	Al Sila Tower, 17th Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Australia
Ibrahim Ajami	Head of Ventures, Mubadala Capital	Floor 7, 25 Berkeley Square, London, United Kingdom	United States